SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                    For the quarter ended September 30, 2002

                        Commission file number 000-30690

                                  EUROTRUST A/S
                                      f/k/a
                                 Euro909.com A/S
                  (Translation of Company's name into English)


                                 Toldbodgade 63
                                 1253 Copenhagen
                                     Denmark
                    (Address of principal executive offices)


      Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

                      Form 20-F  |X|       Form 40-F |_|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

      Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

      Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            YES |_|          NO |X|

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                  EUROTRUST A/S

                                    Form 6-K

                                TABLE OF CONTENTS


                                                                                                    Page
                                                                                                    ----
Disclosure Regarding Forward-Looking Statements..................................................     2

Exchange Rate Information........................................................................     2

Unaudited Consolidated Condensed Balance Sheets
as of September 30, 2002 and December 31, 2001...................................................     3

Unaudited Consolidated Condensed Statements of Operations for the nine-month and three-month
periods ended September 30, 2002 and 2001 .......................................................     5

Unaudited Consolidated Condensed Statements of Shareholders' Equity for the Years Ended
December 31, 1997 through December 31, 2001 and for the nine-month period
ended September 30, 2002.........................................................................     6

Unaudited Consolidated Condensed Statements of Cash Flows for the nine-month periods ended
September 30, 2002 and 2001......................................................................     8

Notes To Unaudited Consolidated Condensed Financial Statements ..................................     9

One For Six Ratio Change of Our American Depositary Receipts.....................................    16

Management's Discussion And Analysis Of Financial Condition And Results Of Operations............    16

Risk Factors ....................................................................................    26

Signature .......................................................................................    37

Index to Exhibits ...............................................................................    38

                                  ------------

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      This report on Form 6-K contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 regarding our plans and objectives and future operations. Forward-looking statements attempt to predict future occurrences and are identified by words like "believe," "may," "intend," "will," "expect," "anticipate," "estimate" or "continue," or other comparable terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. The forward-looking statements included in this report are based on current expectations that involve numerous risks and uncertainties. Our plans and objectives are based, in part, on assumptions involving judgments about, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that our assumptions underlying the forward-looking statements are reasonable, any of these assumptions could prove inaccurate and, therefore, we cannot assure you that the forward-looking statements included in this report will prove to be accurate. We do not intend or assume any obligation to update these forward-looking statements. In light of the significant uncertainties inherent in the forward-looking statements included in this report, the inclusion of these statements should not be interpreted by anyone that we can achieve our objectives or implement our plans. Factors that could cause our actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, certain factors set forth in our Annual Report on Form 20-F for the fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on June 27, 2002, under the headings "Key Information - Risk Factors" (Item 3.D), "Information on the Company" (Item
4) and "Operating and Financial Review and Prospects" (Item 5).

                                  ------------

                            EXCHANGE RATE INFORMATION

      In this report, unless otherwise specified or unless the context otherwise requires, all references to "$" or "dollars" are to U.S. dollars and all references to "DKK" are to Danish kroner. We have converted DKK amounts as of September 30, 2002 into U.S. dollars at an exchange rate of $1.00 = DKK 7.5329, the exchange rate on September 30, 2002. We do not make any representation that the Danish kroner amounts could have been, or could be, converted into U.S. dollars at that rate on September 30, 2002, or at any other rate.

                                  ------------

      Unless specifically indicated or the context clearly indicates otherwise all references to our ordinary shares shall include our American Depositary Shares (ADSs) and vice-versa.

                                  ------------

      In December 2001 we changed our name from Euro909.com A/S to EuroTrust A/S. We use the terms "we", "our" and "us" to mean EuroTrust A/S and its subsidiaries and their respective predecessors.

                                  EUROTRUST A/S

                 Unaudited Consolidated Condensed Balance Sheets
                                 (in thousands)

                                                   December 31,
                                                       2001       September 30, 2002
                                                   ------------   ------------------
                                                       DKK         DKK          $
ASSETS
Current assets:
    Cash and cash equivalents                         94,051      52,564      6,978
    Restricted cash                                   41,607       2,112        280
    Short-term investments                            16,963      19,248      2,555
    Accounts receivable trade, net of allowances
    of DKK 7,640 in 2001, DKK  5,982 in 2002          24,505      32,940      4,373
    Related parties receivable                         3,084           0          0
    Broadcasting rights                                8,000       5,712        758
    Inventories                                       21,940      22,666      3,009
    Deferred tax assets                                  356           0          0
    VAT receivables                                    1,328         250         33
    Prepaid expenses and deposits                      9,625       7,489        994
    Other receivables                                  4,677       8,633      1,146
    Other current assets                              14,062      14,936      1,983
                                                     -------     -------     ------
Total current assets                                 240,198     166,550     22,109

    Tangible fixed assets, net                        62,502      57,300      7,607
    Goodwill, net                                     51,002      90,045     11,954
    Rights, net                                       70,258      66,605      8,842
    Other intangible fixed assets, net                 1,297         372         49
    Rent and other deposits                           18,989       1,435        190
    Investment in affiliates                           1,255       1,173        156
    Other assets                                         110       2,901        385
                                                     -------     -------     ------
Total assets                                         445,611     386,381     51,292
                                                     =======     =======     ======

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 7.5329. See accompanying Notes to Unaudited Consolidated Condensed Financial Statements.

                                  EUROTRUST A/S

                 Unaudited Consolidated Condensed Balance Sheets
                                 (in thousands)

                                                                    December 31,
                                                                        2001         September 30, 2002
                                                                    ------------    --------------------
                                                                        DKK           DKK            $
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Accounts payable                                                   28,115        29,189        3,875
    Accounts payable, related parties                                   6,560         4,600          611
    Accrued expenses                                                   39,430        21,642        2,873
    Deferred revenue                                                   22,245        41,302        5,482
    Notes payable, current                                              4,010           941          125
    Leasing commitments                                                   768         1,026          136
                                                                     --------      --------      -------
 Total current liabilities                                            101,128        98,700       13,102

    Minority interest                                                   7,738         7,263          964
    Leasing commitments, long term                                      3,577         8,028        1,066

Shareholders' equity:
    Common Shares - authorized 35,502,000 and issued 27,205,000
    in 2001; authorized 44,502,000 and issued 27,205,000 in 2002       34,006        34,006        4,514
    Additional paid-in capital                                        532,280       528,010       70,094
    Retained earnings                                                (224,192)     (279,328)     (37,081)
    Other comprehensive income (loss)                                  (3,470)       (3,090)        (410)
    Treasury stock                                                     (5,456)       (7,208)        (957)
                                                                     --------      --------      -------
 Total shareholders' equity                                           333,168       272,390       36,160
                                                                     --------      --------      -------

Total liabilities and shareholders' equity                            445,611       386,381       51,292
                                                                     ========      ========      =======

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 7.5329 See accompanying Notes to Unaudited Consolidated Condensed Financial Statements.

                                  EUROTRUST A/S

            Unaudited Consolidated Condensed Statements of Operations
                      (in thousands, except per share data)

                                                           Nine months ended September 30,         Three months ended September 30,
                                                         --------      --------     --------      --------     --------     --------
                                                           2001          2002         2002          2001         2002         2002
                                                         --------      --------     --------      --------     --------     --------
                                                           DKK           DKK            $           DKK          DKK            $
Net revenue                                              134,406        93,943       12,471        34,051       34,903        4,633

Operating expenses:
    Cost of sales                                         90,001        59,215        7,861        22,573       20,354        2,702
    Selling and marketing expenses                        47,369        34,160        4,535         9,247       12,262        1,628
    General and administrative expenses                   42,386        29,774        3,953        15,631       10,828        1,437
    Depreciation and amortization                        118,024        22,294        2,959        93,495        7,583        1,007
                                                        --------      --------      -------      --------      -------      -------
    Total operating expenses                             297,780       145,443       19,308       140,946       51,027        6,774
                                                        --------      --------      -------      --------      -------      -------

Operating income (loss)                                 (163,374)      (51,500)      (6,837)     (106,895)     (16,124)      (2,141)

    Interest income                                        2,759         1,546          205         1,072          506           67
    Interest expense                                        (938)         (688)         (91)         (375)        (238)         (32)
    Investment gains (losses), net                       217,473          (650)         (86)      217,473            0            0
    Foreign exchange gain (loss), net                     (3,749)       (4,132)        (549)       (3,540)      (3,196)        (424)
    Other income (expenses), net                              86          (318)         (42)          (38)        (318)         (42)
                                                        --------      --------      -------      --------      -------      -------

Income (loss) before income taxes                         52,257       (55,742)      (7,400)      107,697      (19,370)      (2,572)

    Income taxes and income tax benefit                      (22)            0            0             0            0            0
    Minority interest                                      1,275           606           81            99         (100)         (13)
                                                        --------      --------      -------      --------      -------      -------

Net income (loss) from continuing operations              53,510       (55,136)      (7,319)      107,796      (19,470)      (2,585)
                                                        ========      ========      =======      ========      =======      =======

Net (loss) from discontinued operations                  (11,376)            0            0        (7,149)           0            0

Net income (loss)                                         42,134       (55,136)      (7,319)      100,647      (19,470)      (2,585)
                                                        ========      ========      =======      ========      =======      =======

Net income (loss) from continuing operations per
weighted
average common share, basic                                 2.29         (2.10)       (0.28)         3.99        (0.74)       (0.10)
                                                        ========      ========      =======      ========      =======      =======

Net loss from discontinued operations per weighted
average common share, basic                                (0.48)         0.00         0.00         (0.27)        0.00         0.00
                                                        ========      ========      =======      ========      =======      =======

Net income (loss) per weighted average common
share, basic                                                1.81         (2.10)       (0.28)         3.72        (0.74)       (0.10)
                                                        ========      ========      =======      ========      =======      =======

Net income (loss) from continuing operations per
weighted
average common share, diluted                               2.29         (2.10)       (0.28)         3.99        (0.74)       (0.10)
                                                        ========      ========      =======      ========      =======      =======

Net loss from discontinued operations per weighted
average common share, diluted                              (0.48)         0.00         0.00         (0.27)        0.00         0.00
                                                        ========      ========      =======      ========      =======      =======

Net income (loss) per weighted average common
share, diluted                                              1.81         (2.10)       (0.28)         3.72        (0.74)       (0.10)
                                                        ========      ========      =======      ========      =======      =======

Weighted average common shares outstanding, basic         23,342        26,232       26,232        27,038       26,232       26,232
                                                        ========      ========      =======      ========      =======      =======

Weighted average common shares outstanding, diluted       23,342        26,232       26,232        27,038       26,232       26,232
                                                        ========      ========      =======      ========      =======      =======

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 7.5329. See accompanying Notes to Unaudited Consolidated Condensed Financial Statements.

                                  EUROTRUST A/S

         Unaudited Consolidated Condensed Statements of Shareholders' Equity
                                 (in thousands)

                                                                                                               Notes
                                                           Additional                Other com-              Receivable
                                                  Common    Paid-In      Retained    rehensive    Treasury  from Sale of
                                                  Shares    Capital      Earnings      Income       Stock      Shares      Total
                                               -----------------------------------------------------------------------------------
                                                   DKK        DKK          DKK          DKK          DKK         DKK        DKK
Balance at December 31,1997                       7,445      51,586      (17,901)       (935)       (296)       (524)      39,375

Repayment of notes receivable                                                                                    313          313
Currency translation adjustments                                                        (578)                                (578)
Unrealized loss on investment                                                           (991)                                (991)
Net loss                                                                 (24,046)                                         (24,046)
                                               -----------------------------------------------------------------------------------

Balance at December 31,1998                       7,445      51,586      (41,947)     (2,504)       (296)       (211)      14,073

Issuance of 2,174 common shares and 1,087
    warrants for cash in private placement        2,717      21,485                                                        24,202
Issuance of 2,710 common shares and 960
    warrants to acquire new businesses            3,388      62,160                                                        65,548
Issuance of 1,040 common shares for cash
    in private placement                          1,300      15,237                                                        16,537
Issuance of 3,023 common shares for cash
    through exercise of warrants                  3,779      67,818                                                        71,597
Repayment of notes receivable                                                                                    125          125
Currency translation adjustments                                                         277                                  277
Unrealized loss on investment                                                            (93)                                 (93)
Sale of treasury stock                                          322                                  296                      618
Net loss                                                                 (43,246)                                         (43,246)
                                               -----------------------------------------------------------------------------------

Balance at December 31,1999                      18,629     218,608      (85,193)     (2,320)          0         (86)     149,638

Issuance of 2,655 common shares to
    acquire new businesses                        3,319     107,945                                                       111,264
Issuance of 2,571 common shares for cash
    through exercise of warrants                  3,213      80,728                                                        83,941
Issuance of 522 common shares for cash
    in private placement                            653       7,347                                                         8,000
Repayment of note receivables                                                                                     39           39
Currency translation adjustments                                                        (203)                                (203)
Unrealized loss on investment                                                           (337)                                (337)
Net loss                                                                (146,704)                                        (146,704)
                                               -----------------------------------------------------------------------------------

Balance at December 31, 2000                     25,814     414,628     (231,897)     (2,860)          0         (47)     205,638

           See accompanying Notes to Unaudited Consolidated Condensed
                             Financial Statements.

                                  EUROTRUST A/S

                                 (in thousands)

Balance at December 31, 2000                   25,814    414,628    (231,897)       (2,860)          0         (47)     205,638

Issuance of 248 common shares to acquire
    new businesses                                310      3,652                                                          3,962
Issuance of 6,306 common shares for cash
    in private placement                        7,882    114,529                                                        122,411
Purchase of treasury stock                                                                      (7,150)                  (7,150)
Sale of treasury stock                                      (529)                                1,694                    1,165
Currency translation adjustments                                                      (393)                                (393)
Unrealized losses                                                                     (217)                                (217)
Repayment of notes receivable                                                                                   47           47
Net income                                                             7,705                                              7,705
                                              ---------------------------------------------------------------------------------

Balance at December 31, 2001                   34,006    532,280    (224,192)       (3,470)     (5,456)          0      333,168

Purchase of treasury stock                                                                      (1,752)                  (1,752)
Unrealized loss treasury stock                            (4,270)                                                        (4,270)
Currency translation adjustments                                                       380                                  380
Net income (loss)                                                    (55,136)                                           (55,136)
                                              ---------------------------------------------------------------------------------

Balance at September 30, 2002                  34,006    528,010    (279,328)       (3,090)     (7,208)          0      272,390
                                              =================================================================================


           See accompanying Notes to Unaudited Consolidated Condensed
                             Financial Statements.

                                  EUROTRUST A/S

            Unaudited Consolidated Condensed Statements of Cash Flows
                                 (in thousands)

                                                                  Nine months ended September 30,
                                                                   2001         2002          2002
                                                                 --------     --------      -------
                                                                   DKK          DKK            $
Cash flows from operating activities:

Net income/(loss)                                                 53,510      (55,136)      (7,319)
Adjustments to reconcile net income/(loss) to cash provided
by (used in) operating activities:
       Depreciation and amortization                             118,024       22,294        2,959
       (Gain)/loss on sale of business                          (205,567)           0            0
       Minority interest                                           5,052         (475)         (63)
       Changes in operating assets and liabilities:
              Accounts receivable                                  9,424      (14,458)      (1,920)
              Related party receivable                                 0        3,084          409
              Broadcasting rights                                 12,289        2,288          303
              Inventories and other assets                       (21,879)        (726)         (96)
              Income tax payable                                     101            0            0
              Other receivables                                   (3,090)      (1,259)        (167)
              Accounts payable                                   (11,292)       1,074          143
              Accounts payable, related parties                   (2,297)      (1,960)        (260)
              Accrued expenses                                   (37,544)     (17,788)      (2,362)
              Deferred revenue                                   (30,919)      19,057        2,530
                                                                --------      -------      -------
       Cash used in operating activities:                       (114,188)     (44,005)      (5,843)
       Cash used in discontinued operations:                      (3,483)           0            0
                                                                --------      -------      -------
                                                                (117,671)     (44,005)      (5,843)
                                                                ========      =======      =======

Cash flows from investing activities:

       Purchase of short-term investments                          6,138       (2,285)        (303)
       Sale of business, net of cash                             205,567            0            0
       Purchase of fixed assets                                 (101,143)     (36,712)      (4,873)
                                                                --------      -------      -------
       Cash used in investing activities:                        110,562      (38,997)      (5,176)
       Cash used in discontinued operations:                      (9,077)           0            0
                                                                --------      -------      -------
                                                                 101,485      (38,997)      (5,176)
                                                                ========      =======      =======

Cash flows from financing activities:

       Net change in short-term borrowings                        (3,550)       1,640          218
       Net change in subordinated debt                               315            0            0
       Net change in restricted cash                             (40,812)      39,495        5,243
       Proceeds from issuance of common shares and warrants      125,631            0            0
                                                                --------      -------      -------
       Cash provided by (used in) financing activities:           81,584       41,135        5,461
       Cash provided from discontinued operations:                 9,159            0            0
                                                                --------      -------      -------
                                                                  90,743       41,135        5,461
                                                                ========      =======      =======

Effect of exchange rate changes on cash and cash
equivalents                                                            0          380           51
Cash provided by discontinued operations                               0            0            0
                                                                --------      -------      -------
Net increase (decrease) in cash and cash equivalents              74,557      (41,487)      (5,507)
Cash and cash equivalents, beginning of period                    49,082       94,051       12,485
                                                                --------      -------      -------
Cash and cash equivalents, end of period                         123,639       52,564        6,978
                                                                ========      =======      =======


 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 7.5329. See accompanying Notes to Unaudited Consolidated Condensed Financial Statements.

                                  EUROTRUST A/S

         Notes to Unaudited Consolidated Condensed Financial Statements

      The accompanying unaudited consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles. However, certain information or footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed, or omitted, pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, the financial statements include all normal recurring adjustments that are necessary for the fair presentation of the results of the interim periods presented. Interim results are not necessarily indicative of results for the fiscal year. These financial statements should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2001, as set forth in the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on June 27, 2002.

      In preparing financial statements that conform with United States generally accepted accounting principles, management must make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and amounts of revenues and expenses reflected during the reporting period. Actual results could differ from those estimates.

1. Earnings per share

      Earnings per share amounts have been presented to conform to the SFAS No. 128 requirements, which require the calculation of basic and diluted earnings per share. Basic earnings per share exclude any dilutive effects of options, warrants and convertible securities. If the options, warrants and convertible securities are anti-dilutive they are excluded from the computation of diluted earnings per share.

2. Revenue recognition

      Revenues from Internet Services and web hosting are recognized on accrual basis ratably over the life of the services, generally 12 to 60 months. Other Internet services are recognized when the services are rendered.

      Cable and digital television fees are recognized on a monthly basis when the programming is broadcast.

      Effective October 1, 2000, the Company changed its method of accounting for revenue recognition in accordance with Staff Accounting Bulletin (SAB) No.101, Revenue Recognition in Financial Statements. Previously, the Company recognized revenue from initial registration of domain names when the registration process was complete and annual service fees (registration renewal fees) were recognized when invoiced to the customer. Upon completion of the initial registration, the only continuing obligation to the Company was to provide the customer access through one of its servers, resulting in no incremental cost to the Company, to the domain name registry for purposes of maintaining the customer's domain name registration. Under the new method of accounting, which was adopted retroactively to January 1, 2000, the Company recognizes

                                  EUROTRUST A/S

         Notes to Unaudited Consolidated Condensed Financial Statements
                                  (continued)

revenues over the period the customer is provided access to the registry through its servers. The effect of this change on the year ended December 31, 2000, was an increase of the loss before cumulative effect of the accounting change of DKK
16.5 million (DKK 0.97 per share). During 2000, the Company recognized DKK 27.6 million of revenue and DKK 7.3 million of cost of sales that was included in the cumulative effect adjustment, which decreased the loss for the year by DKK 20.3 million or DKK 1.20 per share.

3. Inventories

      Inventories are stated at the lower of cost or market value with cost determined on the basis and the first in, first out method.

4. Tangible fixed assets

      Real property, (consisting of buildings and land), technical equipment, furniture and fixtures, cars and improvements are carried at cost. Land is not depreciated. Buildings are depreciated on a straight-line basis over 50 years. Technical equipment, furniture and fixtures and cars are depreciated on a straight-line basis over the expected useful lives of between three and ten years. Leasehold improvements are amortized over the shorter of their expected lives or the non-cancelable term of the lease.

5. Goodwill and other intangibles

      Goodwill, representing the excess of the cost of acquired businesses over the fair values assigned to assets and liabilities acquired, has historically amortized over a 5 to 10 year period depending on the nature of the business acquired. Goodwill recorded on the acquisition of Internet-related business is amortized over 5 years. Other intangibles are amortized over the expected useful lives, however, not exceeding 5 years.

      As required, the Company adopted SFAS No. 142 as of January 1, 2002. SFAS No. 142 requires that goodwill resulting from a business combination will no longer be amortized to earnings, but instead be reviewed for impairment. For goodwill resulting from business combinations prior to July 1, 2001, amortization of goodwill continued through December 31, 2001, but ceased commencing January 1, 2002. For business combinations occurring on or after July 1, 2001, the associated goodwill will not be amortized. We are required to perform a transitional impairment test for all recorded goodwill within six months and, if necessary, determine the amount of an impairment loss by December 31, 2002. The adoption of SFAS No. 142 has reduced the amount of amortization of goodwill and intangible assets with an indefinite life. The Company does not have intangibles with an indefinite life. The Company is still in the process of determining the effects of SFAS No. 142.

                                  EUROTRUST A/S

         Notes to Unaudited Consolidated Condensed Financial Statements
                                   (continued)

      If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then an impairment loss equal to the difference will be recorded as a charge against earnings.

6. Broadcasting rights

      Broadcasting rights, which are comprised of acquired rights to broadcast television programs on the Company's television stations, and the related liabilities are recorded at their gross value when the license period begins and the programs are available for use. These rights are either expensed when the program is aired or amortized on an accelerated basis when the Company is entitled to more than one airing. Program rights are classified as current or non-current based on anticipated usage in the following year.

7. Allowance for doubtful accounts

      We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We regularly review the adequacy of our accounts receivable allowance after considering the size of the accounts receivable balance, each customer's expected ability to pay and our collection history with each customer. We review significant invoices that are past due to determine if an allowance is appropriate based on the risk category using the factors described above. In addition, we maintain a general reserve for all invoices by applying a percentage based on the age category.

8. Cash and cash equivalents

      Cash and cash equivalents represent cash and short-term deposits with maturities of less than three months at the time of purchase.

9. Short-term investments

      Short-term investments, which are classified as available-for-sale, are carried at fair market value with the unrealized gains or losses, net of tax, reported in a separate component of shareholders' equity.

10. Reporting currency

      The functional currency of the Company and its subsidiaries is the local currency of the country in which they conduct their business. Balance sheet accounts are translated into Danish Kroner ("DKK") at the period end exchange rate and items in the statement of operations are translated at the average exchange rate. Resulting translation adjustments are charged or credited to a separate component of shareholders' equity. Translation adjustments arising from intercompany financing of a long-term investment nature are accounted for similarly. Some transactions of the Company and its subsidiaries are made in currencies other than the functional currency. Gains and losses from these transactions are included in the income statement.

                                  EUROTRUST A/S

         Notes to Unaudited Consolidated Condensed Financial Statements
                                   (continued)

11. Information expressed in US dollars

      The consolidated financial statements are stated in Danish Kroner ("DKK"), the currency of the country in which the Company and its major subsidiaries are incorporated and operate. Translation of DKK amounts into US Dollar amounts is included solely for the convenience of the reader and has been made at the rate of DKK 7.5329 to US $ 1, the approximate exchange rate at September 30, 2002. Such translation should not be construed as a representation that the DKK amounts could have been or could be converted into US Dollars at that or any other rate.

12. Basis of presentation and principles of consolidation

      The Company financial statements are prepared in accordance with accounting principles generally accepted in the United States ("US GAAP") and include the accounts of EuroTrust A/S and its majority-owned subsidiaries after elimination of intercompany accounts and transactions. The Company's investments representing a 20% to 50% interest are accounted for by the equity method of accounting.

13. Risks and uncertainties

      The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

14. Reclassification

      Certain prior year's balances have been reclassified to conform to the current year's presentation.

15. Post-retirement and post-employment benefits

      The Company does not provide its employees with post-retirement and post-employment benefits.

16. Business Acquisitions

      All acquisitions have been accounted for under the purchase method of accounting. The results of operations of the acquired businesses are included in the financial statements from the dates of the respective acquisitions. Goodwill amounts recorded for the acquisitions are being treated according to SFAS No. 142.

      Alphasys

      In January 2002, together with Firstream SA, each of us acquiring an equal percentage, we acquired 67% of Alphasys SA, a Paris-based e-security firm.

                                  EUROTRUST A/S

         Notes to Unaudited Consolidated Condensed Financial Statements
                                   (continued)

      In April 2002, we entered into an agreement with Excelsa Spa, an Italian Internet-based video surveillance company, to acquire a 10 percent ownership interest along with exclusive rights to market Excelsa's security system in Denmark, Sweden, Norway and Finland.

17. Segment Reporting

      The Company evaluates performance and allocates resources based on profit or loss from operations before interest, gains and losses on the Company's investment portfolio, and income taxes. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intersegment sales and transfers are recorded at cost plus an agreed upon intercompany profit on intersegment sales or transfers.

      The Company's reportable segments are business units that offer different services. The reportable segments are each managed separately because they offer and distribute distinct services to different customer segments.

      The Company historically divided its operations into two operating segments: (i) internet services and (ii) broadcast media.

      The Internet services segment includes business operations relating to web site hosting, security consultancy, PKI services and other trusted infrastructure services, Internet access and e-mail services. On July 21, 2001, the Company sold its domain name registration business to VeriSign, Inc. and in December 2001 the Company sold its telecommunications business. Therefore, the results of these activities are not included in 2002, but only for the comparable period in 2001.

      The broadcast media segment includes the operations of the Company's cable television properties: one cable television channel, dk4 (and until the fourth quarter of 2001 the Bio+ cable television channel), and a production company, PrimeVision. In December 2001, TeleDanmark Kabel, Net, the cable system operator that carried both cable channels, advised the Company that the carriage agreement for Bio+ would not be renewed after it expired on December 31, 2001 but that the carriage agreement for dk4 would be extended through March 31, 2004. As a result, we consolidated in fourth quarter 2001 our television programming into a single television channel, dk4.

                                  EUROTRUST A/S

         Notes to Unaudited Consolidated Condensed Financial Statements
                                   (continued)


                                                   Nine months ended September 30,         Three months ended September 30,
                                                   2001          2002         2002          2001         2002        2002
                                                 -------       -------       -------      -------      -------      ------
                                                   DKK           DKK            $           DKK          DKK           $
Internet services:
Net revenue                                       69,551        42,768        5,677        12,188       17,111       2,271
Operating expenses:
       Cost of sales                              36,101        32,223        4,278         8,601       11,634       1,543
       Selling and marketing expenses             46,573        27,895        3,703         9,034       10,260       1,361
       General and administrative expenses        33,546        23,676        3,143        13,496        8,926       1,185
       Depreciation and amortization              86,435        16,573        2,200        71,275        5,669         753
                                                --------      --------      -------      --------      -------      ------
       Total operating expenses                  202,655       100,367       13,324       102,406       36,489       4,842
                                                --------      --------      -------      --------      -------      ------
Operating loss                                  (133,104)      (57,599)      (7,647)      (90,218)     (19,378)     (2,571)
                                                --------      --------      -------      --------      -------      ------

Broadcasting:
Net revenue                                       64,855        51,175        6,794        21,863       17,792       2,362
Operating expenses:
       Cost of sales                              53,900        26,992        3,583        13,972        8,720       1,159
       Selling and marketing expenses                796         6,265          832           213        2,002         267
       General and administrative expenses         8,840         6,098          810         2,135        1,902         252
       Depreciation and amortization              31,589         5,721          759        22,220        1,914         254
                                                --------      --------      -------      --------      -------      ------
       Total operating expenses                   95,125        45,076        5,984        38,540       14,538       1,932
                                                --------      --------      -------      --------      -------      ------
Operating income (loss)                          (30,270)        6,099          810       (16,677)       3,254         430
                                                --------      --------      -------      --------      -------      ------

Consolidated
       Net revenue                               134,406        93,943       12,471        34,051       34,903       4,633
       Loss from operations                     (163,374)      (51,500)      (6,837)     (106,895)     (16,124)     (2,141)
       Interest income                             2,759         1,546          205         1,072          506          67
       Interest expense                             (938)         (688)         (91)         (375)        (238)        (32)
       Investment gains (losses), net            217,473          (650)         (86)      217,473            0           0
       Foreign exchange loss, net                 (3,749)       (4,132)        (549)       (3,540)      (3,196)       (424)
       Other income (expenses), net                   86          (318)         (42)          (38)        (318)        (42)
                                                --------      --------      -------      --------      -------      ------
Loss before income taxes                          52,257       (55,742)      (7,400)      107,697      (19,370)     (2,572)
                                                --------      --------      -------      --------      -------      ------
       Income taxes and income tax benefit           (22)            0            0             0            0           0
       Minority interest                           1,275           606           81            99         (100)        (13)
                                                --------      --------      -------      --------      -------      ------
Net income (loss) from continuing operation       53,510       (55,136)      (7,319)      107,796      (19,470)     (2,585)
                                                ========      ========      =======      ========      =======      ======

Net loss from discontinued operation             (11,376)            0            0        (7,149)           0           0

Net income (loss)                                 42,134       (55,136)      (7,319)      100,647      (19,470)     (2,585)
                                                ========      ========      =======      ========      =======      ======

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 7.5329. See accompanying Notes to Unaudited Consolidated Condensed Financial Statements.

                                  EUROTRUST A/S

         Notes to Unaudited Consolidated Condensed Financial Statements
                                   (continued)

Specification of Internet services segment:

                                         Nine months ended September 30,      Three months ended September 30,
                                          2001         2002        2002         2001         2002        2002
                                        --------     --------    --------     --------     ---------   --------
EuroTrust PKI                              DKK          DKK          $           DKK          DKK          $
Net revenue                                 241       11,513       1,528          172        5,224         693
Operating expenses:
    Cost of sales                         2,988       16,045       2,130        2,409        5,795         769
    Selling and marketing expenses        1,959       12,058       1,600        1,629        4,080         541
    General and administrative
    expenses                              3,660        6,340         842        1,294        2,360         313
    Depreciation and amortization         3,689        8,054       1,070          357        2,802         373
                                       --------      -------      ------      -------      -------      ------
    Total operating expenses             12,296       42,497       5,642        5,689       15,037       1,996
                                       --------      -------      ------      -------      -------      ------
Operating loss                          (12,055)     (30,984)     (4,114)      (5,517)      (9,813)     (1,303)
                                       --------      -------      ------      -------      -------      ------

Deferred revenue                          1,074       26,762       3,552
                                       --------      -------      ------

EuroTrust Virus
Net revenue                               3,903       11,662       1,548        1,757        4,225         561
Operating expenses:
    Cost of sales                             0        1,873         249            0          670          89
    Selling and marketing expenses        5,218        6,711         891        2,038        2,722         361
    General and administrative
    expenses                              1,244        5,926         787          522        2,000         265
    Depreciation and amortization           226          101          13          117           33           4
                                       --------      -------      ------      -------      -------      ------
    Total operating expenses              6,688       14,611       1,940        2,677        5,425         719
                                       --------      -------      ------      -------      -------      ------
Operating loss                           (2,785)      (2,949)       (392)        (920)      (1,200)       (158)
                                       --------      -------      ------      -------      -------      ------

Deferred revenue                          7,260       10,183       1,352
                                       --------      -------      ------

EuroTrust Holding
Net revenue                                   0          137          18            0          137          18
Operating expenses:
    Cost of sales                             0            0           0            0            0           0
    Selling and marketing expenses        2,716        6,191         822          586        2,125         282
    General and administrative
    expenses                             17,794        6,217         825       14,307        2,731         363
    Depreciation and amortization        37,851        1,299         172       27,993          521          69
                                       --------      -------      ------      -------      -------      ------
    Total operating expenses             58,361       13,707       1,819       42,886        5,377         714
                                       --------      -------      ------      -------      -------      ------
Operating loss                          (58,361)     (13,570)     (1,801)     (42,886)      (5,240)       (696)
                                       --------      -------      ------      -------      -------      ------

Deferred revenue                              0            0           0
                                       --------      -------      ------

EuroTrust Internet other
Net revenue                              65,407       19,456       2,583       10,259        7,525         999
Operating expenses:
    Cost of sales                        33,113       14,305       1,899        6,192        5,169         685
    Selling and marketing expenses       36,680        2,935         390        4,781        1,333         177
    General and administrative
    expenses                             10,848        5,193         689       (2,627)       1,835         244
    Depreciation and amortization        44,669        7,119         945       42,808        2,313         307
                                       --------      -------      ------      -------      -------      ------
    Total operating expenses            125,310       29,552       3,923       51,154       10,650       1,413
                                       --------      -------      ------      -------      -------      ------
Operating loss                          (59,903)     (10,096)     (1,340)     (40,895)      (3,125)       (414)
                                       --------      -------      ------      -------      -------      ------

Deferred revenue                          1,525        4,357         578
                                       --------      -------      ------

          ONE-FOR-SIX RATIO CHANGE OF OUR AMERICAN DEPOSITARY RECEIPTS

      On August 29, 2002 we implemented a one-for-six ratio change of our American Depositary Receipts (ADRs), in which one new ADR was exchanged for every six existing ADRs. This ratio change did not effect our capitalization.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

      Prior to January of 2002 our operations were divided into three principal areas: (i) Internet services, (ii) print and on-line media and (iii) broadcast media. The Internet services segment includes business operations relating to domain name registration, web site design, web site hosting, security consultancy and other trusted infrastructure services, Internet access and e-mail services and our historical telecommunications products and services. The print and on-line media segment includes three Chili print publications and their related web sites. The broadcast media segment includes the operations of our television channels dk4 and Bio+ and the production facility, PrimeVision.

      In 2001 we made the strategic decision to focus primarily on providing trusted Internet infrastructure products and services and e-commerce solutions with the goal of becoming a leading provider of such services in Scandinavia and other selected western European markets. In order to implement that strategy, we decided to sell that portion of our Internet services segment that did not fall within our primary area of interest as well as to sell our various media properties. On July 21, 2001, we sold our domain name registration business to VeriSign, Inc. We also signed an International Affiliate Agreement with VeriSign under which we were appointed as an authorized affiliate of VeriSign in Scandinavia, Finland, Switzerland, Austria and Italy. In that capacity, we distribute various VeriSign products and services in those countries. VeriSign is the worldwide leader of trusted infrastructure services. VeriSign's digital certificate and payment services provide the critical web identity, authentication and transaction infrastructure that online businesses need to establish their web identities and to conduct secure e-commerce and communications. At the same time we entered into the Affiliate Agreement with VeriSign, VeriSign purchased from us approximately 4.9 million of our common shares, representing approximately 18% of our issued and outstanding common shares, for approximately US$10.4 million. We believe that our affiliation with VeriSign is a critical part of our growth strategy.

      Also, in 2001, TDC, the cable provider that carries our cable television channels, informed us that the carriage agreement for Bio+ would not be renewed but that the carriage agreement for dk4, our other cable channel, would be extended through March 31, 2004. As a result, all operations relating to Bio+ were merged into dk4 in October 2001 and we sold a 15% interest in dk4 for DKK 12 million to Parken Sports and Entertainment.

      In December 2001, we sold the remaining assets of our historical telecommunications business and our print and online media segment.

      As a result of the sale of our print and online media business segment, the results of operations for the nine months ended September 30, 2002 as compared to the same period in the prior year are exclusive of the results of operations from that business segment. Accordingly, for comparison purposes, results of operations for the prior year have been adjusted to exclude the results of operations from the print and online media business segment and reflected as a discontinued operation in the unaudited Consolidated Condensed Statement of Operations and Consolidated Condensed Statement of Cash Flows for the nine months ended September 30, 2002.

Critical accounting policies

      The discussion and analysis of our financial condition and results of operations are based upon our unaudited financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires Management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates, including those related to revenue recognition, doubtful accounts and long-lived assets. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions.

      We believe the following critical accounting policies affect our more significant judgments and estimates used in preparing our financial statements.

      Revenue recognition

      Until the sale of our domain name registration operations in 2001, which was a portion of the internet services segment, we derived revenues from two primary categories: domain name registration service fees and cable and digital television fees.

      Effective October 1, 2000, we changed our method of accounting for revenue recognition in accordance with Staff Accounting Bulletin (SAB) No.101, Revenue Recognition in Financial Statements. Previously, we recognized revenue from initial registration of domain names when the registration process was complete and annual service fees (registration renewal fees) were recognized when invoiced to the customer. Upon completion of the initial registration, our only continuing obligation to the customer was to provide the customer access through one of our servers, resulting in no incremental cost to us, to the domain name registry for purposes of maintaining the customer's domain name registration. Under the new method of accounting, which was adopted retroactively to January 1, 2000, we recognize revenues over the period the customer is provided access to the registry through our servers.

      Domain name registration revenues consisted primarily of registration fees charged to customers for domain name registration services. Revenues from the sale or renewal of domain name registration services were deferred and recognized ratably over the registration term, generally one to two years.

      Domain name registration renewal fees were estimated and recorded based on recent renewal and collection rates. Customers were notified of the expiration of their registration in advance, and we recorded the receivables for estimated renewal fees in the month preceding the anniversary date of their registration when we had a right to bill under the terms of domain name registration agreements. The variance between the actual collections and the rate used to estimate the renewal fees was reflected in setting of prospective renewal rates. Fees for renewals and advance extensions to the existing term were deferred until the new incremental period commenced. These fees were then recognized ratably over the new registration term, ranging from one to two years.

      Cable and digital television fees are recognized on a monthly basis when the program is broadcast.

      Revenues from internet services and web hosting are recognized on accrual basis ratably over the life of the services, generally 12 to 60 months. Other internet services are recognized when the services are rendered.

      Allowance for doubtful accounts

      We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We regularly review the adequacy of our accounts receivable allowance after considering the size of the accounts receivable balance, each customer's expected ability to pay and our collection history with each customer. We review significant invoices that are past due to determine if an allowance is appropriate based on the risk category using the factors described above. In addition, we maintain a general reserve for all invoices by applying a percentage based on the age category. We also monitor our accounts receivable for any build up of concentration to any one customer, industry or geographic region. To date our receivables have not had any particular concentrations that, if not collected, would have a significant impact on our operating income. We require all acquired companies to adopt our credit policies. The allowance for doubtful accounts represents our best estimate, but changes in circumstances relating to accounts receivable may result in a requirement for additional allowances in the future.

      Long-lived assets

      Our long-lived assets consist primarily of goodwill and other intangible assets and property and equipment. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such an asset may not be recoverable. Such events or circumstances include, but are not limited to, a significant decrease in the fair value of the underlying business, a significant decrease in the benefits realized from the acquired business, difficulty and delays in integrating the business or a significant change in the operations of the acquired business.

      Recoverability of long-lived assets is measured by comparison of the carrying amount to estimated future undiscounted net cash flows the assets are expected to generate. Those cash flows include an estimated terminal value based on a hypothetical sale of an acquisition at the end of its goodwill amortization period. Estimating these cash flows and terminal values requires management to make judgments about the growth in demand for our services, sustainability of gross margins, our ability to integrate acquired companies and achieve economies of scale, and valuation multiples required by investors or buyers. Changes in these estimates could require us to further write down the carrying amount of our long-lived assets. If assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the long-lived asset exceeds its fair value.

      On January 1, 2002, we began assessing impairment of goodwill in accordance with the provisions of SFAS No. 142. The provisions of SFAS No. 142 require that a two-step test be performed. First, the fair value of each of our reporting units will be compared to its carrying value. If the fair value exceeds the carrying value, goodwill is not impaired and no further testing is performed. If the carrying value exceeds the fair value, then the implied fair value of the reporting unit's goodwill must be determined and compared to the carrying value of the goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then an impairment loss equal to the difference will be recorded as a charge against earnings.

Common European Currency

      The Treaty on European Economic and Monetary Union, or EU, provides for the introduction of a single European currency, the Euro, in substitution for the national currencies of the member states of the EU that adopt the Euro. This was effective on January 1, 2002. The Euro was introduced and foreign exchange operations in the Euro commenced on January 1, 1999 when irrevocable conversion rates were set between the national currencies of the eleven member states of the EU that qualified to participate, and elected to participate in the Euro. Denmark, Sweden and the United Kingdom elected not to participate in the Euro. Norway is not currently a member state of the EU. Finland, Austria and Italy qualified and elected to participate. The change to the Euro has not had a significant financial effect of us.

Unaudited Consolidated Results

Three Months Ended September 30, 2002 Compared With Three Months Ended September 30, 2001

      Net revenues for the three months ended September 30, 2002 were DKK 34.9 million, an increase of DKK 0.8 million, or 2.5%, compared to net revenues of DKK 34.1 million for the three months ended September 30, 2001. The table below compares net revenues for the relevant periods on a segment-by-segment basis.

                         Net Revenue         Value      Percentage
                                            Increase     Increase
                       2002       2001     (Decrease)   (Decrease)
                      ------     ------    ----------   ----------
                               (in thousands of DKK)

Internet services     17,111     12,188      4,923         40.4%
Broadcast media       17,792     21,863     (4,071)       (18.6%)
                      ------     ------     ------        -----
Total                 34,903     34,051        852          2.5%

      The increase in net revenues in our Internet services segment reflects the fact that we began realizing more significant revenues from the services we provide under our International Affiliate Agreement with VeriSign and the fact that we sold our domain name registration business in third quarter of 2001. The decrease in net revenues in our broadcast media segment reflects the fact that in the fourth quarter of 2001 we consolidated all of our television programming into a single television channel, dk4. The consolidation resulted primarily from two developments: (i) the failure of either channel (Bio+ and dk4) to achieve profitability, which we attribute to TDC's declining subscription fees; and (ii) the fact that the carriage agreement for Bio+ was not going to be renewed once it expired December 31, 2001. In addition, the carriage agreement for dk4 was extended through March 31, 2004 and we entered into two new distribution agreements and a new programming agreement for dk4.

      Total operating expenses for the three months ended September 30, 2002 were DKK 51.0 million, a decrease of DKK 89.9 million, or 63.8%, over total operating expenses of DKK 140.9 million for the three months ended September 30, 2001. Total operating expenses include cost of sales, sales and marketing expenses, general and administrative expenses and depreciation, amortization and write-off. The table below shows our operating expenses by category on a segment-by-segment basis.


                        Cost of Sales        Value     Percentage
                                            Increase    Increase
                       2002       2001     (Decrease)  (Decrease)
                      ------     ------    ----------  ----------
                                (in thousands of DKK)

Internet services     11,634      8,601      3,033        35.3%
Broadcast media        8,720     13,972     (5,252)      (37.6%)
                      ------     ------      -----       -----
Total                 20,354     22,573     (2,219)       (9.8%)


                     Sales and Marketing     Value     Percentage
                                            Increase    Increase
                       2002        2001    (Decrease)  (Decrease)
                      ------      ------   ----------  ----------
                              (in thousands of DKK)

Internet services     10,260      9,034      1,226        13.6%
Broadcast media        2,002        213      1,789       839.9%
                      ------      -----      -----       -----
Total                 12,262      9,247      3,015        32.6%

                         General /
                       Administration        Value     Percentage
                                            Increase    Increase
                       2002       2001     (Decrease)  (Decrease)
                      ------     ------    ----------  ----------
                              (in thousands of DKK)

Internet services      8,926     13,496     (4,570)      (33.9%)
Broadcast media        1,902      2,135       (233)      (10.9%)
                      ------     ------     ------       -----
Total                 10,828     15,631     (4,803)      (30.7%)

                      Depreciation and
                        Amortization        Value      Percentage
                                           Increase     Increase
                       2002      2001     (Decrease)   (Decrease)
                      -----     ------    ----------   ----------
                              (in thousands of DKK)

Internet services     5,669     71,275     (65,606)      (92.0%)
Broadcast media       1,914     22,220     (20,306)      (91.4%)
                      -----     ------     -------       -----
Total                 7,583     93,495     (85,912)      (91.9%)

      With respect to our Internet services segment, the increase in costs of sales and sales and marketing expenses are primarily attributable to the additional incremental expenditure associated with the increase in demand for trusted internet Infrastructure services during the three months ending September 2002. However, sales and marketing expenses for the three months ended September 2002 were 60.0% of total revenue compared to 74.1% of total revenue for the three months ending September 2001. The decrease in general and administrative expenses is primarily attributable to the sale of our domain name registration business and an increased focus on reducing expenditures, generally. The decrease in depreciation and amortization expenses primarily reflects a write down of goodwill in third quarter 2001 to reflect the fair market value of previously acquired assets and the fact that, in accordance with SFAS No. 142, beginning January 1, 2002 we assess goodwill for impairment.

      In the case of our broadcast media segment, cost of sales, general and administrative expenses, and depreciation and amortization expenses decreased due to the fact that we consolidated all of our television programming into a single television channel, dk4.

      For the three months ended September 30, 2002, the gross profit for our Internet services segment increased to DKK 5.5 million, or 32.0% of segment net revenues compared to DKK 3.6 million, or 29.4% of segment net revenues for the same period in 2001. This increase is primarily attributable to the increase in sales of trusted Internet infrastructure services. We expect the gross profit to increase with time as the business of providing trusted Internet infrastructure services mature. In the case of our broadcast media segment, for the three months ended September 30, 2002 the gross profit margin increased to DKK 9.1 million, or 51.0% of segment net revenues compared to DKK 7.9 million, or 36.1 % of segment net revenues for the same period in 2001. This increase is primarily attributable to the general reduction of cost resulting from the consolidation of our television programming into a single television channel, dk4.

                                   Gross Profit         Value     Percentage
                                                       Increase    Increase
                                 2002        2001     (Decrease)  (Decrease)
                              ----------  ----------  ----------  ----------
                                          (in thousands of DKK)

Internet services                5,477       3,587       1,890        52.7%
Broadcast media                  9,072       7,891       1,181        15.0%
                              ----------  ----------  ----------  ----------
Total                           14,549      11,478       3,071        26.8%


      We reduced our operating loss by DKK 90.8 million for the three months ended September 30, 2002 to DKK 16.1 million compared to a loss of DKK 106.9 million for the same period in the prior year. This improvement is partly due to our decision to focus primarily on our core businesses and to the consolidation of our television programming. In our Internet services segment we reduced our operating loss by DKK 70.8 million to DKK 19.4 million for the three months ended September 30, 2002 compared to a loss of DKK 90.2 million for the same period in the prior year. In our broadcast media segment our operating income increased by DKK 20.0 million to DKK 3.3 million for the three months ended September 30, 2002 compared to an operating loss of DKK 16.7 million for the same period in the prior year.

      Nine Months Ended September 30, 2002 Compared With Nine Months Ended September 30, 2001

      Net revenues for the nine months ended September 30, 2002 were DKK 93.9 million, a decrease of DKK 40.5 million, or 30.1%, compared to net revenues of DKK 134.4 million for the nine months ended September 30, 2001. The table below compares net revenues for the relevant periods on a segment-by-segment basis.

                                   Net Revenue          Value    Percentage
                                                      Increase    Increase
                                2002        2001     (Decrease)  (Decrease)
                             ----------  ----------  ----------  ----------
                                         (in thousands of DKK)

Internet services                42,768      69,551     (26,783)      (38.5%)
Broadcast media                  51,175      64,855     (13,680)      (21.1%)
                             ----------  ----------  ----------  ----------
Total                            93,943     134,406     (40,463)      (30.1%)

      Both, the Internet services segment and the broadcast media segment showed a decrease in net revenues. The decrease in net revenues in our Internet services segment is primarily attributable to the fact that we sold our domain name registration business in 2001 and the fact that revenues resulting from our International Affiliate Agreement with VeriSign has not yet fully matured. The decrease in net revenues in our broadcast media segment reflects the fact that in the fourth quarter of 2001 we consolidated all of our television programming into a single television channel, dk4. The consolidation resulted from two developments: (i) the failure of either channel (Bio+ and dk4) to achieve profitability, which we attribute to TDC's declining subscription fees; and (ii) the fact that the carriage agreement for Bio+ was not going to be renewed once it expired December 31, 2001. In addition, the carriage agreement for dk4 was extended through March 31, 2004 and we entered into two new distribution agreements and a new programming agreement for dk4.

      Total operating expenses for the nine months ended September 30, 2002 were DKK 145.4 million, a decrease of DKK 152.4 million, or 51.2%, over total operating expenses of DKK 297.8 million for the nine months ended September 30, 2001. Total operating expenses include cost of sales, sales and marketing expenses, general and administrative expenses and depreciation, amortization and write-off. The table below shows our operating expenses by category on a segment-by-segment basis.

                                    Cost of Sales        Value     Percentage
                                                        Increase    Increase
                                  2002        2001     (Decrease)  (Decrease)
                               ----------  ----------  ----------  ----------
                                            (in thousands of DKK)
Internet services                  32,223      36,101      (3,878)      (10.7%)
Broadcast media                    26,992      53,900     (26,908)      (49.9%)
                               ----------  ----------  ----------  ----------
Total                              59,215      90,001     (30,786)      (34.2%)

                                Sales and Marketing      Value     Percentage
                                                        Increase    Increase
                                  2002        2001     (Decrease)  (Decrease)
                               ----------  ----------  ----------  ----------
                                           (in thousands of DKK)
Internet services                  27,895      46,573     (18,678)      (40.1%)
Broadcast media                     6,265         796       5,469      (687.1%)
                               ----------  ----------  ----------  ----------
Total                              34,160      47,369     (13,209)      (27.9%)

                              General / Administration    Value     Percentage
                                                         Increase    Increase
                                  2002        2001      (Decrease)  (Decrease)
                              -----------  -----------  ----------  ----------
                                            (in thousands of DKK)
Internet services                  23,676      33,546       (9,870)      (29.4%)
Broadcast media                     6,098       8,840       (2,742)      (31.0%)
                               ----------  ----------   ----------  ----------
Total                              29,774      42,386      (12,612)      (29.8%)

                                  Depreciation and       Value     Percentage
                                    Amortization        Increase    Increase
                                  2002        2001     (Decrease)  (Decrease)
                               ----------  ----------  ----------  ----------
                                            (in thousands of DKK)
Internet services                  16,573      86,435     (69,862)      (80.8%)
Broadcast media                     5,721      31,589     (25,868)      (81.9%)
                               ----------  ----------  ----------  ----------
Total                              22,294     118,024     (95,730)      (81.1%)

      The decrease in costs of sales, sales and marketing and in general and administrative expenses as it relates to our Internet services segment is primarily attributable to the sale of our domain name registration business. The decrease in depreciation and amortization expenses primarily reflects a write down of goodwill in the third quarter of 2001 to reflect the fair market value of previously acquired assets and the fact that, in accordance with SFAS No. 142, beginning January 1, 2002 we assess goodwill for impairment.

      In the case of our broadcast media segment, cost of sales, general and administrative expenses, and depreciation and amortization expenses decreased primarily due to the fact that we consolidated all of our television programming into a single television channel, dk4.

      For the nine months ended September 30, 2002, the gross profit for our Internet services segment decreased to DKK 10.5 million, or 24.7% of segment net revenues compared to DKK 33.5 million, or 48.1% of segment net revenues for the same period in 2001. This decrease is primarily attributable to the start-up cost associated with our change in focus from the business of domain name registration to providing trusted Internet infrastructure services. We expect the gross profit to increase with time as the business of providing trusted Internet infrastructure services matures. In the case of our broadcast media segment, for the nine months ended September 30, 2002 the gross profit margin increased to DKK 24.2 million, or 47.3% of segment net revenues compared to DKK
11.0 million, or 16.9 % of segment net revenues for the same period in 2001. This increase is primarily attributable to the general reduction of cost resulting from the consolidation of our television programming.

                                   Gross profit          Value     Percentage
                                                        Increase    Increase
                                  2002        2001     (Decrease)  (Decrease)
                               ----------  ----------  ----------  ----------
                                           (in thousands of DKK)
Internet services                  10,545      33,450     (22,905)      (68.5%)
Broadcast media                    24,183      10,955      13,228       120.7%
                               ----------  ----------  ----------  ----------
Total                              34,728      44,405      (9,677)      (21.8%)

      We reduced our operating loss by DKK 111.9 million to DKK 51.5 million for the nine months ended September 30, 2002 compared to a loss of DKK 163.4 million for the same period in the prior year. This improvement is mainly due to our decision to focus primarily on our core businesses and to the consolidation of our television programming. In our Internet services segment we reduced our operating loss by DKK 75.5 million to DKK 57.6 million for the nine months ended September 30, 2002 compared to a loss of DKK 133.1 million for the same period in the prior year. In our broadcast media segment our operating income increased by DKK 36.4 million for a profit of DKK 6.1 million for the nine months ended September 30, 2002 compared to an operating loss of DKK 30.3 million for the same period in the prior year.

      We had a net loss of DKK 55.1 million for the nine months ended September 30, 2002 compared a net profit of DKK 42.1 million for the nine months ended September 30, 2001. The decrease primarily reflects the sale of our domain name registration business in the third quarter of 2001.

Liquidity and Capital Resources

      Historically, our primary cash needs have been for capital expenditures and to fund operating losses. At September 30, 2002, cash balances, short-term investments and restricted cash stood at DKK 73.9 million compared to DKK 152.6 million as of December 31, 2001. At September 30, 2002, we had working capital of DKK 67.9 million and the ratio of current assets to current liabilities was
1.7 to 1. Our current assets primarily reflects our cash and accounts receivables.

      For the nine months ended September 30, 2002, the cash used in operations was DKK 44.0 million compared to DKK 117.7 million for the same period in 2001. This decrease reflects a reduction of the cash used in operations as a result of a related party receivable of DKK 3.1 million, an improvement in inventories of DKK 21.2 million, an improvement in accounts payable of DKK 12.4 million, a decrease in accrued expenses of DKK 19.8 million and an increase in deferred revenue of DKK 50.0 million.

      The cash used in investing activities was DKK 39.0 million compared to cash provided by investing activities of DKK 101.5 million for the nine months ended September 30, 2001. This difference is primarily due to the sale of our domain name registration business in the third quarter of 2001 which provided net cash of DKK 205.6 million, and a decrease in cash used for purchase of fixed assets of DKK 64.4 million and a change in purchase of short-term investments of DKK 8.4 million and the elimination of cash used in investing activities attributable to our discontinued print and online media operations segment of DKK 9.1 million.

      The cash provided from financing activities was DKK 41.1 million compared to DKK 90.7 million provided by financing activities for the nine months ended September 30, 2001. This decrease reflects a change in short-term borrowings of DKK 5.2 million, an increase in restricted cash of DKK 80.3 million, a decrease in cash provided by issuance of common shares and warrants of DKK 125.6 million, and the nonrecurrence of cash provided by financing activities attributable to our discontinued print and online media operations segment of DKK 9.2 million.

      Our capital expenditures for the nine months ended September 30, 2002 were DKK 36.7 million. These expenditures primarily relate to investments in Alphasys.

      We believe that our cash on hand and cash flow from operating activities, together with borrowings available under local working capital facilities will be sufficient to fund our anticipated working capital needs and capital spending requirements as well as debt service requirements in the foreseeable future.

                                  RISK FACTORS

      Our future operating results are highly uncertain and may be influenced by a variety of factors including those discussed below and elsewhere in this report. In addition to other information in this Form 6-K, the following risk factors should be carefully considered in evaluating us and our business because these factors currently have a significant impact or may have a significant impact on our business, operating results or financial condition. Actual results could differ materially from those projected in the forward-looking statements contained in this Form 6-K as a result of the risk factors discussed below and elsewhere in this Form 6-K.

      We have a significant accumulated loss and the likelihood of future profitability is uncertain. Continuing losses may exhaust our resources and force us to terminate operations.

      We incurred a net loss in each of the years ended December 31, 1997, 1998, 1999 and 2000. For the year ended December 31, 2001 we had an operating loss of DKK 196 million. As of December 31, 2001, we had an accumulated deficit of DKK
224.2 million (approximately $29.8 million). For the nine months ended September 30, 2002 we had a net loss of DKK 55.1 million. We anticipate that our operating expenses, particularly our sales and marketing and capital expenditures, will increase as we develop and expand our trusted Internet infrastructure products and services. Accordingly, we may incur additional losses in the foreseeable future. We cannot assure you that we will become profitable or, if we do become profitable, that we will be able to sustain or increase our profitability in the future. If operating losses continue for longer than we expect and we cannot raise additional capital, we may be forced to terminate operations.

      We may need to raise additional capital in the future. If we cannot do so, we may not be able to fund our future activities or continue operating.

      Our future capital requirements will depend on a number of factors, including new acquisition opportunities and our ability to increase our revenues and control our expenses. If we need to raise additional capital in the future, we cannot assure you that we will be able to do so on acceptable terms or at all. If we raise additional capital through the issuance of equity or convertible debt securities, the percentage ownership of our company held by existing shareholders, including holders of our ADSs, will be diluted. In addition, new securities may contain certain rights, preferences or privileges that are senior to those of our ordinary shares. If we are unsuccessful in raising additional capital, when needed, our business and results from operations may be materially and adversely affected.

      Our future revenues are unpredictable and our financial results may fluctuate. In addition, we expect that our expenses will increase. If our financial results fall below expectations in one or more future quarters, the market price of our ADSs may be negatively impacted.

      We cannot accurately forecast our revenues or operating results. If an increase in our expenses is not accompanied by a corresponding increase in our revenues, our operating results will suffer. Our revenues and operating results may fluctuate significantly because of several factors, many of which are beyond our control. These factors include:

      o     market acceptance of our products and services;

      o the long sales and implementation cycles for, and potentially large order sizes of, some of our products and services and the timing and execution of individual contracts;

      o     customer renewal rates for our products and services;

      o the timing of releases of new versions of Internet browsers or other third-party software products and networking equipment that include our technology;

      o     the mix of our offered products and services sold during a quarter;

      o our success in cross marketing our products and services to our existing customers and to new customers;

      o     developing our direct and indirect distribution channels;

      o a decrease in the level of spending for trusted Internet infrastructure products and services by our existing customers;

      o     our ability to expand our operations;

      o our success in assimilating the operations and personnel of any acquired businesses;

      o the amount of revenue received and the application of our revenue recognition policies compared to the amount and timing of expenditures;

      o the impact of price changes in our products and services or those of our competitors; and

      o general economic conditions and economic conditions specific to the Internet services industry.

            In addition, we expect a significant increase in our operating expenses as we:

      o     increase our sales and marketing operations and activities; and

      o     continue to update our systems and infrastructure.

Due to all of the above factors, we believe that period-to-period comparisons of our operating results will not necessarily be meaningful, and you should not rely on them as an indication of future performance. Also, operating results may fall below our expectations and the expectations of securities analysts or investors in one or more future quarters. If this were to occur, the market price of our ADSs would likely decline which may result in a significant decline in the value of your investment.

Our results of operations in the future could be materially and adversely affected if it is determined that the carrying value of goodwill attributed to businesses that we acquire is higher than their fair value.

      In 2001, we wrote-off DKK 107.2 million of goodwill after determining that the carrying value of goodwill attributed to businesses we acquired was higher than their fair values. If in the future we determine that the carrying value of goodwill for businesses we acquired is higher than their fair value, additional goodwill will be written-off. As a result, our results of operations would be materially and adversely affected.

We have a limited operating history under our current business structure and expect to encounter difficulties similar to those faced by early stage companies. Our results from operations may depend on how successful we are in dealing with these difficulties.

      Over the last five years, our business has evolved from (i) a telecommunications company that also provided Internet access to (ii) an Internet services provider focusing primarily on domain name registration services to (iii) providing trusted Internet infrastructure products and services. We have only a limited operating history as a provider of trusted Internet infrastructure products and services on which you can base an evaluation of our current business and prospects. As such, our current business and prospects must be considered in light of the risks and uncertainties encountered by companies in the early stages of development. These risks and uncertainties are magnified for companies, like ours, in new and rapidly evolving markets and for companies integrating many businesses. Our success will depend on many factors, including, but not limited to, the following:

      o     our ability to successfully integrate acquired companies;

      o the rate and timing of the growth and use of internet protocol, or IP, networks for electronic commerce and communications;

      o the extent to which digital certificates are used for online communications and e-commerce;

      o     the continued growth in the use of the Internet;

      o     the growth in demand for our products and services ;

      o the continued evolution of electronic commerce as a viable means of conducting business;

      o     the competitive environment;

      o the perceived security of electronic commerce and communications over IP networks;

      o the perceived security of our services, technology, infrastructure and practices; and

      o our ability to maintain our current, and enter into additional, strategic relationships.

            To address this risk we must, among other things:

      o successfully market our products and services to new and existing customers;

      o     attract, integrate, train, retain and motivate qualified personnel;

      o     respond to competitive developments; and

      o successfully introduce new products and services and enhancements to our existing products and services to address new technologies and standards and changing market conditions.

We cannot be certain that we will successfully address this risk. If we fail, our business and results from operations may be negatively affected.

Our business depends on the future growth of the Internet and adoption and continued use of IP networks.

      Our future success substantially depends on the continued growth in the use of the Internet and IP networks for communications and commerce. Organizations that already have invested substantial resources in other methods of conducting business may be reluctant to migrate to the Internet model. Also, individuals with established patterns of purchasing goods and services and effecting payments may be reluctant to change. To date, many businesses and consumers have been deterred from utilizing the Internet and IP networks for a number of reasons, including, but not limited to:

      o security concerns, particularly for online payments, including the potential for merchant or user impersonation and fraud or theft of stored data and information communicated over IP networks;

      o privacy concerns, including the potential for disclosure or sale of personal information about users to third parties, without notice to or the consent of such users;

      o other security concerns such as attacks on popular websites by hackers;

      o     potentially inadequate development of network infrastructure;

      o     inconsistent quality of service;

      o lack of availability of cost-effective, high-speed systems and service;

      o     limited number of local access points for corporate users;

      o     inability to integrate business applications on IP networks;

      o the need to operate with multiple and frequently incompatible products;

      o     government regulation;

      o     a lack of tools to simplify access to and use of IP networks;

      o     congestion of traffic or other usage delays; and

      o     uncertainty regarding intellectual property ownership.

If the Internet and the adoption and use of IP networks fail to become a widely accepted method of conducting business and exchanging information, our business and results from operations may be materially and adversely affected.

The success of our business depends largely on the level of market acceptance of our products and services.

      The market for trusted Internet infrastructure products and services is relatively new and rapidly evolving. As a result, the future demand for our products and services is uncertain. Even if the market for electronic commerce and online communications grows, we cannot assure you that our products and services will become widely accepted. If the market for trusted Internet infrastructure products and services, in general, or our products and services, in particular, fails to grow, our business and results from operations may be materially and adversely affected.

Our business may be negatively impacted if we cannot establish and maintain strategic and other relationships.

      One of our significant business strategies so far has been to enter into strategic alliances or other similar collaborative relationships that enable us to expand our product and service offerings and our customer base. Examples of these types of relationships include our arrangements with VeriSign and WISeKey. Our future growth also depends on our ability to establish direct seller channels and to develop multiple distribution channels by partnering with Internet technology, or IT, consulting firms and systems integrators and other third parties. We cannot assure you that we can enter into additional, or maintain our existing, strategic relationships on commercially reasonable terms, if at all. For example, many of our existing relationships do not, and any future relationships may not, afford us any exclusive marketing or distribution rights or preclude our partners from pursuing alternative technologies or developing alternative products and services either on their own or in collaboration with others, including our competitors. If we fail to enter into additional strategic relationships, we would have to devote substantially more resources to develop, distribute, sell and market our products and services than we do currently. In addition, our strategic partners may not view their relationships with us as significant for their own businesses and they could reduce their commitment to us at any time in the future. If we are unable to maintain our existing relationships or to enter into additional strategic relationships, our business and results of operations may be materially and negatively affected.

Our business may be materially and adversely affected if an easy factoring method is developed, techniques for attacking public key cryptography systems advance significantly, or by negative public perception.

      Our primary products and services depend on public key cryptography technology, which is based on the application of specific mathematical principles known as factoring. Should an easy factoring method be developed, the security of encryption products utilizing public key cryptography technology would be reduced or eliminated. Furthermore, any significant advance in techniques for attacking cryptographic systems could also render some or all of our existing products and services obsolete or unmarketable. If improved techniques for attacking cryptographic systems were ever developed, we would likely have to reissue digital certificates to some or all of our customers, which could damage our reputation and brand or otherwise harm our business. In addition, our business could also be harmed by negative publicity. In the past there have been public announcements of the successful attack upon cryptographic keys of certain kinds and lengths and of the potential misappropriation of private keys and other activation data. This type of publicity could also hurt the public perception as to the safety of the public key cryptography technology included in our digital certificates.

Many of our trusted Internet infrastructure products and services have lengthy sales and implementation cycles, which could negatively impact our business.

      The sale and implementation of our trusted Internet infrastructure products and services typically involves a lengthy education process and a significant technical evaluation and commitment of capital and other resources by our customers. This process is also subject to the risk of delays associated with customers' internal budgeting and other procedures for approving large capital expenditures, deploying new technologies within their networks and testing and accepting new technologies that affect key operations. As a result, the sales and implementation cycles associated with our products and services can be lengthy, potentially lasting from three to six months. Our financial results could be negatively impacted if orders forecasted for a particular quarter are delayed or not realized.

We face significant competition from competitors which are much larger than we are and have longer operating histories, larger client bases, greater brand or name recognition and significantly greater financial, technical, marketing and public relations resources than we have.

      The market for services that enable trusted and secure electronic commerce and communications over IP networks is intensely competitive and we expect this competition to continue for the foreseeable future. Our principal competitors are TDC A/S (formerly, TeleDanmark A/S), KMD (Kommunedata) and PBS (PengeinstitutternesBetalingsservice). On an international level our competitors include Baltimore and EnTrust. These competitors are much larger than we are and have longer operating histories, larger client bases, greater brand or name recognition and significantly greater financial, technical, marketing and public relations resources than we have. In addition, there are relatively few barriers preventing new competitors from entering the markets in which we operate. Furthermore, we do not own any patented technology and our competitors may develop new technologies in the future that are perceived as being more secure, effective or cost efficient than the technology underlying our products and services. Increased competition could result in pricing pressures, reduced margins or the failure of our trusted Internet infrastructure products and services to achieve or maintain market acceptance, any of which could harm our business.

Our business depends largely on our ability to keep pace with changing technologies. If we are unable to respond quickly and cost-effectively to changing Internet and communications technologies and devices and changes in customer tastes and preferences, our business will be harmed.

      The emerging nature of the Internet in general and of trusted Internet infrastructure products and services, in particular, requires us to continually update our products and service offerings, particularly in response to competitive offerings and to make sure they are compatible with and take advantage of new technologies and changes in consumer tastes and preferences. Since we do not own any proprietary technology, we rely on our strategic partners to provide us with state-of-the-art products and services. The success of any new products and presence services depends on several factors, including performance, features, reliability and cost. Updating our technology internally and licensing new technology from third parties may require us to incur significant additional capital expenditures. Our inability or the inability of our suppliers to respond quickly and cost-effectively to changing Internet and communications technologies and devices and changes in customer tastes and preferences, could make our existing service offering non-competitive and may cause us to lose market share. We cannot be certain that we will successfully develop, acquire and market new trusted Internet infrastructure products and services that respond to competitive and technological developments and changing customer needs.

System interruptions and security breaches could harm our business.

      Our success depends on the uninterrupted operation of our computer and communications systems and the integrity of our data center in Soeborg, Denmark. It is critical to our business strategy that this facility and infrastructure remain secure and are perceived by the marketplace to be secure. We must protect these systems and our data center from loss, damage or interruption caused by fire, natural disaster, power loss, telecommunications failure, physical break-ins, computer viruses, and attacks by hackers or similar disruptive problems. For example, our ability to issue digital certificates depends on the efficient operation of the Internet connections from customers to our data center. These connections depend upon efficient operation of web browsers, Internet service providers and Internet backbone service providers. Any problems or outages could decrease customer satisfaction. In addition, all confidential customer information is stored in our data center. A system failure, electronic break-in or other security breach or other similar event that results in the deletion of client data or otherwise compromises any of the information stored on our systems could have an adverse impact on our reputation and our business. Finally, if our back office billing and collections infrastructure and telecommunications systems cannot meet the demands of the increasing number of customer e-mails and telephone calls, our customer support service and our ability to process, bill and collect registration requests in a timely manner could be substantially degraded. Any damage or failure that causes interruptions to our computer and communications systems could materially harm our business. We may have to expend significant time and money to maintain or increase the security of our data center and infrastructure.

Unknown defects in our products and services could have an adverse affect on our business.

      The products and services we offer may contain undetected defects or errors, which could result in loss of or delay in receipt of revenues, loss of market share, failure to achieve market acceptance, diversion of development resources, injury to our reputation, tort or warranty claims, increased insurance costs or increased service and warranty costs, any of which could harm our business.

Our results from operations may be negatively impacted if we are not able to establish a brand identity in the trusted Internet infrastructure services market.

      We believe that establishing and maintaining a good reputation and name recognition is critical to our success. We also believe that the importance of reputation and name recognition will increase due to the growing number of companies providing trusted Internet infrastructure products and services. Over the last three years, we have gone through several name changes as our business has evolved. In 1999, we changed our name from Telepartner A/S to euro909.com A/S and in December 2001 to EuroTrust A/S. Our plan is to aggressively promote the name EuroTrust and to establish a brand identity in the market for trusted Internet infrastructure products and services. Our brand-enhancement strategy includes mass market and multimedia advertising, promotional programs and public relations activities. In addition, promoting and enhancing our name depends largely on our success in providing uninterrupted high quality services. We intend to make significant expenditures on advertising and promotional programs and activities. We cannot assure you that our efforts will lead to an increase in net revenues sufficient to cover our advertising and promotional expenses. To build brand identity we must provide high quality services at a competitive price. If our reputation is damaged or if potential


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clients are not aware of the products and services we provide, or if our clients do not perceive our services as effective, reasonably priced or qualitatively better than the competition, our reputation could be materially and adversely affected and we could lose market share.

Our long-term growth strategy assumes that we make suitable acquisitions and investments. If we are unable to address the risks associated with acquisitions and investments our business could be harmed.

      Our long-term growth strategy includes identifying and, from time to time, acquiring or investing in suitable candidates on acceptable terms. In particular, we intend to acquire or make investments in businesses that provide products and services that expand or complement our existing businesses and expand our geographic reach. In pursuing acquisition and investment opportunities, we may compete with other companies having similar growth and investment strategies. Competition for these acquisition or investment targets could also result in increased acquisition or investment costs and a diminished pool of businesses, technologies, services or products available for acquisition or investment. Our long-term growth strategy could be impeded if we fail to identify and acquire or invest in promising candidates on terms acceptable to us.

      Assimilating acquired businesses involves a number of other risks, including, but not limited to:

      o     disrupting our business;

      o incurring additional expense associated with a write-off of a portion of goodwill and other intangible assets due to changes in market conditions or the economy in the markets in which we compete or because acquisitions are not providing the benefits expected;

      o     incurring unanticipated costs or unknown liabilities;

      o     managing more geographically-dispersed operations;

      o     diverting management's resources from other business concerns;

      o     retaining the employees of the acquired businesses;

      o     maintaining existing customer relationships of acquired companies;

      o assimilating the operations and personnel of the acquired businesses;

      o incorporating acquired technologies into our existing products and services; and

      o     maintaining uniform standards, controls, procedures and policies.

For all these reasons, our pursuit of an overall acquisition and investment strategy or any individual acquisition or investment could have a material adverse effect on our business, financial condition and results of operations. If we are unable to successfully address any of these risks, our business could be harmed.


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Rapid growth in our business could strain our managerial, operational, financial, accounting and information systems, customer service staff and office resources. If we fail to manage our growth effectively, our business may be negatively impacted.

      In order to achieve our growth strategy, we will need to expand all aspects of our business, including our computer systems and related infrastructure, customer service capabilities and sales and marketing efforts. We cannot assure you that our infrastructure, technical staff and technical resources will adequately accommodate or facilitate our expanded operations. To be successful, we will need to continually improve our financial and managerial controls, billing systems, reporting systems and procedures, and we will also need to continue to expand, train and manage our workforce. In addition, as we offer new products and services, we will need to increase the size and expand the training of our customer service staff to ensure that they can adequately respond to customer inquiries. If we fail to adequately train our customer service staff and provide staffing sufficient to support our new products and services, we may lose customers.

If we are unable to attract and retain highly qualified management and technical personnel, our business may be harmed.

      Our success depends in large part on the contributions of our senior management team, technology personnel and other key employees and on our ability to attract, integrate, train, retain and motivate these individuals and additional highly skilled technical and sales and marketing personnel. We face intense competition in hiring and retaining quality management and technology personnel from a number of sectors, including technology and Internet companies. Many of these companies have greater financial resources than we do to attract and retain qualified personnel. The only key employees that have signed employment agreements are Aldo Petersen, Bertel Jensen and Brian Mertz, our chief executive officer, chief financial officer and chief operating officer, respectively. Under these agreements, they can terminate their employment on six months notice. As a result, we may be unable to retain our key employees or attract, integrate, train and retain other highly qualified employees in the future, when necessary. If we fail to attract qualified personnel or retain and motivate our current personnel, our business may be negatively impacted.

We may become subject to burdensome government regulations and legal uncertainties affecting the Internet.

      To date, government regulations have not materially restricted the use of the Internet. However, the legal and regulatory environment pertaining to the Internet is uncertain and may change. Both new and existing laws may be applied to the Internet covering issues that include:

      o     taxes;

      o     user privacy;

      o     pricing controls;

      o     characteristics and quality of products and services;

      o     consumer protection;

      o     cross-border commerce;


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      o     libel and defamation;

      o     copyright, trademark and patent infringement; and

      o     claims based on the nature and content of Internet materials.

      New laws or regulations or the new application or interpretation of existing laws or regulations could hinder the growth in use of the Internet and other online services generally and decrease the acceptance of the Internet and other online services as a means of communications, commerce and advertising. Our business may be harmed if any slowing of the growth of the Internet reduces the demand for our services. In addition, new legislation could increase our costs of doing business and prevent us from delivering our products and services over the Internet at reasonable cost, which may harm our business.

We compete in the highly competitive broadcasting industry.

      The Danish broadcast industry is highly competitive and dominated by a few large companies. As a result of competition, we consolidated our broadcast operations into one channel. We expect that the number of channels competing for the places in the TeleDanmark Kabel programming network will increase in the ensuing years. If viewer preferences change and we are unsuccessful in addressing those changes in our programming, we may lose favor with them and they may choose to view a competitor's channel over ours. Because of these reasons or for any other reason, TeleDanmark may decide to terminate our carriage agreement with them before the March 31, 2004 expiration date or decide not to renew the agreement. If either occurs it is unlikely that another cable television provider would be able to provide us with similar levels of revenues. Accordingly, unless we are able to replace those revenues with revenues from our other lines of business in our broadcast media segment, that segment will be materially and adversely impacted.

Our results from operations may be adversely affected by exchange rate fluctuations.

      In general we pay operating expenses in foreign currencies. As a result, our financial results may be affected by an appreciation or depreciation in the value of the Danish kroner relative to the currencies of the countries in which we operate. We do not engage in hedging or other risk management activities in order to offset the risk of currency exchange rate fluctuations. In addition, while our financial results are reported in Danish kroner, our ADSs trade in U.S. dollars. The value of the ADSs will fluctuate as the rate of the exchange between the U.S. dollar and the Danish kroner fluctuates. We cannot predict in any meaningful way the effect of exchange rate fluctuations upon future results. If the value of the Danish kroner depreciates and the currencies of the countries in which we operate appreciate or remain stable our results from operations may be negatively affected.

Our international presence creates risks that may adversely affect our business.

      Currently, our operations focus on the Scandinavian, Italian, Austrian and Swiss markets. Our business plan contemplates expanding our operations into other western European countries, such as United Kingdom, Germany and France. In addition to the uncertainty as to our ability to successfully expand our Scandinavian and European presence, there are certain risks inherent in


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doing business on an international level. These risks include differences in legal and regulatory requirements, difficulties in staffing and managing foreign operations, problems in collecting accounts receivable and fluctuations in currency exchange rates. In addition, our operations may be affected by changing economic, political and governmental conditions in the countries in which we operate. Our inability or failure to address these risks could have a material adverse affect on our business, operations and financial condition. Also, we cannot assure you that laws or administrative practices relating to taxation, foreign exchange or other matters of countries within which we operate will not change. Any change in these areas could have a material adverse effect on our business, financial condition and results of operations.

There is a limited public market for our securities and our securities may experience extreme price and volume fluctuations.

      Our ordinary shares are not listed on any securities exchange or market. However, our ADSs are listed on the Nasdaq National Market. The market price of our ADSs may fluctuate significantly in response to various factors and events, including:

      o     variations in our operating results;

      o     the liquidity of the markets;

      o     investor perceptions of us and the industry in which we operate;

      o     changes in earnings estimates by analysts;

      o     sales of ADSs by existing holders; and

      o     general economic conditions.

      In addition, Nasdaq has recently experienced broad price and volume fluctuations, particularly in the technology sector. This volatility has had a significant effect on the market price of securities of companies for reasons that have often been unrelated to their operating performance. These broad market fluctuations may also adversely affect the market price of our ADSs and as a result, holders of our ADSs may lose a significant portion of their investment.

We have never paid a dividend nor do we anticipate doing so in the foreseeable future.

      We have not declared or paid any cash dividends on our ordinary shares. We do not expect to declare any dividends in the foreseeable future. We anticipate that all cash that would otherwise be available to pay dividends will be applied in the foreseeable future to finance our growth. Payment of any future dividends will depend on our earnings and capital requirements, and other factors our board of directors deem appropriate.


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                                   Signatures

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

                                          EUROTRUST A/S


Dated: December 5, 2002                   By:  /s/ Bertel E. Jensen
                                             -----------------------------------
                                                   Bertel E. Jensen
                                                   Chief Financial Officer


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                                INDEX TO EXHIBITS

                                    Exhibits

99.1 Chief Executive Officer Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, filed with the Securities and Exchange Commission on
            the date hereof.      *

99.2 Chief Financial Officer Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, filed with the Securities and Exchange Commission on
            the date hereof.      *

-----------
* Included herewith.


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